UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)


                          Litton Industries, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                538021 10 6
           -----------------------------------------------------
                               (CUSIP Number)


                               Eric J. Draut
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 16, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 11 Pages



                                SCHEDULE 13D

   CUSIP No. 538021 10 6                               Page 2 of  11 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [   ]
                                                                (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     N/A

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware

-----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                1,827,893
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 10,829,871
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 1,827,893
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               10,829,871
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned directly in part and indirectly through
     subsidiaries as noted on pages 3-5)
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)    [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     27.8%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     HC, CO



    CUSIP No. 538021 10 6                          Page 3 of  11 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) [   ]
                                                             (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Texas

-----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 5,052,686
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               5,052,686
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,052,686
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     11.1%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO



    CUSIP No. 538021 10 6                              Page 4 of  11 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [   ]
                                                              (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)    [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Illinois

-----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 5,450,988
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               5,450,988
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,450,988
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     12.0%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO



    CUSIP No. 538021 10 6                            Page 5 of  11 Pages
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280

-----------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [   ]
                                                               (b) [   ]
-----------------------------------------------------------------------------

3.   SEC Use Only

-----------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC, AF

-----------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

-----------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Louisiana

-----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        ---------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 326,197
        Reporting         ---------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          ---------------------------------------------------
                          10.  Shared Dispositive Power
                               326,197
-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     326,197
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

-----------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     0.7%

-----------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IC, CO




Amendment No. 4 to Schedule 13D                        Page 6 of  11 Pages

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 6, 1990, as amended by Amendment No. 1 thereto, dated August 20, 1993, Amendment No. 2 thereto, dated October 5, 1995 and Amendment No. 3 thereto, dated December 29, 2000, which Amendment No. 3 added Union National Life Insurance Company ("Union National") as a filing person. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 6, 1990.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Litton Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

Item 2.  Identity and Background

     For revised information concerning the directors and executive officers of Unitrin, Trinity, United, and Union National see Schedules UNIT, U, T and UNL, respectively, to this Amendment. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

     On January 5, 2001, Northrop Grumman Corporation ("Northrop") commenced a cash tender offer to purchase all of the outstanding shares of Common Stock at $80 per share and all of the outstanding shares of the Series B $2 Cumulative Preferred Stock (the "Preferred Stock") of the Issuer at $35 per share. A definitive merger agreement approved by the board of directors of the Issuer contemplates the tender offer and a merger to acquire any shares of Common Stock not tendered (the "Transaction").

     As announced today in a press release issued by Northrop, Unitrin is in discussions with Northrop and the Issuer regarding a possible amendment to the terms of the Transaction generally as described in such press release. There can be no assurance that these discussions will result in any amendment to the terms of the Transaction. A copy of the press release issued by Northrop is attached to this Amendment No. 4 as Exhibit 99.1, and has been filed as Exhibit 99(a)(5)(vii) to Northrop's Schedule TO, Amendment No. 2, dated January 16, 2001.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

     To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor any person listed in the attached Schedules has entered into any transactions involving the Issuer's Common Stock. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit              Description
-------              -----------

99.1 Press Release issued by Northrop Grumman Corporation on January 16, 2001



Signature                                            Page 7 of  11 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   January 16, 2001            UNITRIN, INC.


                                       By: /s/ Eric J. Draut
                                          -----------------------------------
                                             Eric J. Draut
                                             Senior Vice President, Chief
                                             Financial Officer and Treasurer



                                                         Page 8 of 11 Pages


                                                              SCHEDULE UNIT



                                                       UNITRIN, INC.


NAME (ALL U.S. CITIZENS            BUSINESS       POSITION WITH UNITRIN (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)             ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
-----------------------------------------------------------------------------------------------------------------
James E. Annable                      (2)         Director

-----------------------------------------------------------------------------------------------------------------
David F. Bengston (8)                 (1)         Vice President

-----------------------------------------------------------------------------------------------------------------
Eric J. Draut (8)                     (1)         Senior Vice President, Treasurer & Chief Financial Officer

-----------------------------------------------------------------------------------------------------------------
Douglas G. Geoga                      (3)         Director

-----------------------------------------------------------------------------------------------------------------
Reuben L. Hedlund                     (4)         Director

-----------------------------------------------------------------------------------------------------------------
Jerrold V. Jerome                     (5)         Director

-----------------------------------------------------------------------------------------------------------------
William E. Johnston, Jr.              (6)         Director

-----------------------------------------------------------------------------------------------------------------
Edward J. Konar                       (1)         Vice President

-----------------------------------------------------------------------------------------------------------------
Scott Renwick                         (1)         Secretary & General Counsel

-----------------------------------------------------------------------------------------------------------------
Richard Roeske (8)                    (1)         Vice President and Controller

-----------------------------------------------------------------------------------------------------------------
Fayez S. Sarofim                      (7)         Director

-----------------------------------------------------------------------------------------------------------------
Donald G. Southwell (8)               (1)         Senior Vice President

-----------------------------------------------------------------------------------------------------------------
Richard C. Vie (8)                    (1)         Chairman of the Board, President & Chief Executive Officer

-----------------------------------------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      Mr. Annable is a Senior Vice President and Director of Economics of Bank One Corporation.  One First National
         Plaza, Suite 0476, Chicago, Illinois 60670.
(3)      Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200 West Madison, 38th Floor, Chicago, Illinois
         60606.
(4)      Mr. Hedlund is a partner in the law firm of Hedlund, Hanley & Trefelet.  Sears Tower, Suite 5700, Chicago, Illinois
         60606.
(5)      Mr. Jerome is a retired executive.  41 Country Meadows Road, Rolling Hills Estates, CA 90274.
(6)      Mr. Johnston is a business executive. 155 N. Harbor Drive, Chicago, Illinois 60601.
(7)      Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor.
         Two Houston Center, Suite 2907, Houston, Texas 77010
(8)      See also Schedule(s) T, U and/or UNL, filed herewith.




                                                      Page 9 of  11 Pages

                                                                 SCHEDULE U


                                            UNITED INSURANCE COMPANY OF AMERICA


NAME (ALL U.S. CITIZENS               BUSINESS       POSITION WITH UNITED (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------------------------------------------------------------------------------------------
Eric J. Draut (2)                        (1)         (A) Director

--------------------------------------------------------------------------------------------------------------------
Patricia G. Grider                       (1)         Senior Vice President & Secretary

--------------------------------------------------------------------------------------------------------------------
Richard J. Miller                        (1)         Vice President

--------------------------------------------------------------------------------------------------------------------
Thomas D. Myers (2)                      (1)         Treasurer

--------------------------------------------------------------------------------------------------------------------
Don M. Royster, Sr.                      (1)         Director & President

--------------------------------------------------------------------------------------------------------------------
David L. Smith                           (1)         Vice President

--------------------------------------------------------------------------------------------------------------------
Donald G. Southwell (2)                  (1)         (A) Director & Chairman of the Board

--------------------------------------------------------------------------------------------------------------------
Richard C. Vie (2)                       (1)         (A) Director

--------------------------------------------------------------------------------------------------------------------
Charles L. Wood (2)                      (1)         Vice President

--------------------------------------------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      See also Schedule(s) T, UNL and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.




                                                        Page 10 of 11 Pages

                                                                 SCHEDULE T



                                            TRINITY UNIVERSAL INSURANCE COMPANY


NAME (ALL U.S. CITIZENS               BUSINESS       POSITION WITH TRINITY (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)                ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------------------------------------------------------------------------------------------
David F. Bengston (3)                    (1)         Director

--------------------------------------------------------------------------------------------------------------------
Robert F. Buehler                        (2)         Senior Vice President, Treasurer & Director

--------------------------------------------------------------------------------------------------------------------
Roger M. Buss                            (2)         Vice President

--------------------------------------------------------------------------------------------------------------------
Donald C. Crutchfield                    (2)         Vice President

--------------------------------------------------------------------------------------------------------------------
Eric J. Draut (3)                        (1)          (A) Director

--------------------------------------------------------------------------------------------------------------------
Judith E. Fagan                          (2)         Senior Vice President, Secretary & Director

--------------------------------------------------------------------------------------------------------------------
William P. Fisanick                      (2)         Chief Actuary

--------------------------------------------------------------------------------------------------------------------
Dennis O. Halsey                         (2)         Senior Vice President

--------------------------------------------------------------------------------------------------------------------
Ronald I. Henry                          (2)         Vice President

--------------------------------------------------------------------------------------------------------------------
Dorothy A. Langley                       (2)         Vice President & Corporate Counsel

--------------------------------------------------------------------------------------------------------------------
Richard Roeske                           (1)         Director

--------------------------------------------------------------------------------------------------------------------
Donald G. Southwell (3)                  (1)         President, Director & Chairman of the Board

--------------------------------------------------------------------------------------------------------------------
Richard C. Vie (3)                       (1)         (A) Director

--------------------------------------------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231
(3)      See also, Schedules(s) U, UNL, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.



                                                        Page 11 of 11 Pages

                                                               SCHEDULE UNL



                                           UNION NATIONAL LIFE INSURANCE COMPANY


NAME (ALL U.S. CITIZENS               BUSINESS       POSITION WITH UNION NATIONAL (PRINCIPAL
UNLESS OTHERWISE NOTED)                ADDRESS       OCCUPATION, IF DIFFERENT, PRESENTED IN
                                                     FOOTNOTES)
--------------------------------------------------------------------------------------------------------------------
Eric J. Draut (3)                        (1)          (A) Director

--------------------------------------------------------------------------------------------------------------------
Jerry W. Hester                          (2)         President & Director

--------------------------------------------------------------------------------------------------------------------
R. Paul Hillman                          (2)         Treasurer & Controller

--------------------------------------------------------------------------------------------------------------------
James A. Marquette                       (2)         Vice President & Secretary

--------------------------------------------------------------------------------------------------------------------
Thomas D. Myers (3)                      (1)         Vice President & Assistant Treasurer

--------------------------------------------------------------------------------------------------------------------
Donald G. Southwell (3)                  (1)         Director & Chairman of the Board

--------------------------------------------------------------------------------------------------------------------
Richard C. Vie (3)                       (1)         (A) Director

--------------------------------------------------------------------------------------------------------------------
Charles L. Wood (3)                      (1)         Director

--------------------------------------------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      Union National Life Insurance Company, 8282 Goodwood Boulevard, Baton Rouge, Louisiana  70806
(3)      See also, Schedules(s) T, U, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.
